Exhibit 99.1

Maxeon Solar Technologies Welcomes Kai Strohbecke
as New Chief Financial Officer

SINGAPORE, February 22, 2021 - Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN), a global leader in solar innovation, today announced that on March 15, 2021 Kai Strohbecke will be joining the company to serve as the new Chief Financial Officer (CFO), officially assuming the CFO role following Maxeon’s filing of its annual report. Strohbecke will be responsible for the global finance, planning, accounting and information technology organizations, and as a senior member of the executive team he will report directly to CEO Jeff Waters. He will succeed Joanne Solomon, who plans to retire following an orderly transition of duties through May 31, 2021.

“We are thrilled to have Kai join our leadership team at Maxeon. His extensive international experience leading finance organizations in large technology manufacturing companies will serve the company and our shareholders well,” said Jeff Waters, CEO at Maxeon Solar Technologies. “Kai’s business acumen and his experience as a public company CFO make him the right choice to lead our finance and IT organizations, and to continue the momentum that Joanne has created around our strategic growth plans.”

On Joanne Solomon’s departure, Waters stated: “Joanne was one of the key architects of the process which led to Maxeon’s successful spin off from SunPower Corporation. We are very thankful to Joanne for her leadership and for setting Maxeon up for a very successful future.”

Strohbecke is a 26-year veteran of the semiconductor industry with work experience in Europe, the U.S. and Asia. Most recently, he has been the Vice President Finance and Global Operations Controller for Micron Technology. Prior to moving to Singapore in 2013, he served for ten years as CFO at Inotera Memories, a memory semiconductor manufacturing company located in Taiwan that he helped list on the Taiwan Stock Exchange in 2006. Before 2003, Strohbecke worked in various management roles with increasing responsibility at Infineon and Siemens Semiconductor Group.

"I am excited to be joining Maxeon at this formative stage and look forward to working together with this team of highly talented people, who are passionate about Powering Positive Change,” commented Strohbecke. “The potential for growth and value creation is huge, given the skilled staff, cutting-edge solar technology, and global sales channel.”

This appointment comes at a time of growth and expansion for Maxeon. In August the company became an independent public entity listed on NASDAQ, spinning off from SunPower Corporation. In December a new Chief Revenue Officer joined the company. Strohbecke will be joining the growing Maxeon team at its Singapore Headquarters.

For more on the Maxeon’s full leadership team, click For more on the Maxeon’s full leadership team, visit www.maxeon.com/company/management-team.

About Maxeon Solar Technologies
Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs, manufactures and sells SunPower® brand solar panels in more than 100 countries, operating the SunPower brand worldwide except the United States and Canada. The company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. With operations in Africa, Asia, Oceania, Europe and Mexico, Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,100 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter @maxeonsolar.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the timing and the company’s expectations of success in its expansion strategy in existing and in new markets. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time, including our Form 20-F, which was declared effective by the SEC on August 4, 2020, particularly under the heading "Item 3.D. Risk Factors." Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

©2021 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit www.maxeon.com/trademarks for more information.

Investor Contact:
The Blueshirt Group
Gary Dvorchak, CFA
gary@blueshirtgroup.com
Mobile: +1 (323) 240-5796

Media Contact:
Anna Porta
Anna.Porta@Maxeon.com
Mobile: +39 (345) 7706205

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